Exhibit 99

RISK FACTORS
OF GOLF TRUST OF AMERICA, INC.

Risks that might Delay or Reduce our Liquidating Distributions

        While we have recorded the value of our golf courses and the Resort at our best estimates of fair value as of November 8, 2004, we cannot provide assurances that these estimates reflect actual current market value for the applicable courses. As a result, at the present time, we do not believe that we are able to reliably project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the orderly liquidation period. At a future time, it may be possible to reliably project the amount of total liquidating distributions if the quality and reliability of information necessary to make reliable estimates of cash flow and, correspondingly, value become more reliable; however, at this time we can provide no assurances that the quality and reliability of all such necessary information will develop to the necessary degree.

        In our 2002 annual report on Form 10-K filed on March 31, 2003, we reported an updated projected range of liquidating distributions to common stockholders and an updated projection as to when liquidating distributions to common stockholders might commence. We refer to these projections as our Updated 2003 Range. Our expectations at that time regarding the amount of liquidating distributions we would then make and when we would make them were based on many factors, including input from our independent financial advisors and our estimates and assumptions at that time. We face the risk that actual events might prove to be less favorable than those estimates and assumptions. Several important factors that could cause such a difference are described below. Although we attempted to account for the following risks during the preparation of the Updated 2003 Range, we might have underestimated their effects, and any such underestimate may prove substantial. As a result, the actual amount of liquidating distributions we may pay to the holders of our common stock might be substantially less than our Updated 2003 Range of projected liquidating distributions. We also face the risk that any underestimation of the effects of these risks could result in no liquidating distributions to our stockholders. Any liquidating distributions that are ultimately available might be paid substantially later than projected in the Updated 2003 Range. Factors that could cause actual payments to be later or lower than the Updated 2003 Range include the matters discussed below.

  Our estimate of the Resort's fair value, as recorded on our books for accounting purposes, is based on forward-looking estimates which are subject to change. We might sell the Resort for an amount less than our current estimate of its fair value, which could reduce our liquidating distributions to common stockholders.

        Our estimate of the fair market value of the Resort as recorded on our books at September 30, 2004 is $39.2 million. On November 15, 2004, we announced in a Current Report on Form 8-K that we reduced our estimate of the fair market value of the Resort by $5 million, to $39.24 million, from the $44.24 million estimate of this asset as recorded on our books at June 30, 2004. This estimated fair value is lower than the $60 million valuation recorded in periods prior to September 30, 2003. If there were no other changes to the factors underlying our Updated 2003 Range (and we cannot assure that fact or result), this difference in the valuation of the Resort would cause the low end of the Updated 2003 Range to decline from $4.75 to $2.17. We based our calculation of the Resort's liquidation value on an estimate of the future going-concern value of the Resort's operations on the assumption that we would hold the Resort until the Resort's operating revenues realize a recovery.

        In October 2003, we received from the Resort's operator, Westin, an updated forecast of the net cash flow expected to be generated by the Resort in the fourth quarter 2003 and for the year 2004. Westin's then updated forecast was materially less favorable than Westin's earlier forecasts for the same periods, which were among the factors considered by our management when arriving at the prior valuation. The decline in the Westin forecast resulted primarily from fewer than anticipated group bookings in the fourth quarter, the assumption that this trend would continue into 2004 and uncertainty regarding whether the settlement agreement and an amended management agreement would be signed. In response to Westin's forecast and our inquiries into Westin's budget methodologies and the basis for Westin's projections, as of September 30, 2003, we revised our estimate of the Resort's fair value at the end of the holding period to $44.24 million. This valuation was above the low end of the valuation range for the Resort under the "forced liquidation" scenario, as estimated by Houlihan Lokey in both their March 2002 and March 2003 analyses (as described in more detail in our annual report on Form 10-K filed on March 31, 2003).

        In order to allocate the implicit purchase price among the different asset categories on our balance sheet as of the date that we assumed ownership of the Resort, we engaged the same third-party experts that prepared the asset study that we commissioned in July of 2003 to update this study. This study included an estimate of the fair value of the Resort's real estate operating as a golf resort and an estimate of the fair value of the Resort's identified contractual intangible assets, non-contractual but identifiable intangible items. We updated the estimated fair market value in continued use of the Resort's furniture, fixtures and equipment, or FF&E, inventory from the value obtained in July 2003 by giving consideration to new FF&E purchased since July 2003 instead of retaining a third party expert for this purpose. We believe this is a reasonable approach. The estimate of the fair market value of each of these asset groups are based on facts and circumstances known to us at this time. Based on this updated asset study and other facts and circumstances known to us at that time (the date that we took title to the Resort), for purposes of our September 30, 2004 balance sheet, we estimated the fair value of the Resort asset under the "orderly liquidation" strategy to be $39.24 million. Accordingly, for the quarter ended September 30, 2004, we recorded a write-down of $5.0 million against the then participating mortgage's December 31, 2003 and June 30, 2004 value of $44.24 million. This estimated value is subject to certain assumptions discussed elsewhere in this report. We have identified our valuation of the Resort asset as a critical accounting estimate, and it is discussed under the caption "Application of Critical Accounting Policies."

        While we have obtained additional information regarding the valuation of the Innisbrook Resort as a result of the recently completed valuation study by our independent financial advisor, the valuation of the Innisbrook Resort is still subject to uncertainty. We do not believe we are able at this time to project the amount of the total liquidating distributions we will make to our common stockholders over the remainder of the orderly liquidating period because we have not been able to obtain sufficiently stable financial data with respect to the Resort's performance to establish a reliable valuation of the Resort. The factors giving rise to this uncertainty include, without limitation, the following:

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  prior to the execution of the settlement agreement, and even to date after, we had not been able to obtain accurate forecasts from Westin regarding operating performance, including, without limitation, the cash flow and bookings at the Resort caused by compressed group booking windows, unexpected group cancellations (caused by outside circumstances unrelated to the Resort), unexpected group slippage (groups filling less rooms than they originally book), and increased competition in the marketplace;

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  the financial performance at the Resort has not begun to realize any significant positive impact from the economic rebound that has begun and that the Resort has been experiencing a modest downward trend, which is somewhat contrary to recent industry trends;

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  even though we entered into a new management agreement with Westin providing for our increased control over accounting and marketing and improved provisions governing reporting by Westin, we do not directly manage the Resort;

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  the risk that our July 15, 2004 settlement agreement with Westin and our former borrower may prove less successful than anticipated, and that the performance of the parties to the settlement agreement will fall short of our expectations;

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  the litigation between our former borrower, who transferred title to the Resort to us, and the homeowners association at the Resort continues to cloud the future of the Resort from a valuation perspective, and might eventually involve us in an adverse way;

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  historical uncertainty surrounding the prospects of the future of the Resort may create uncertainty insofar as corporate meeting planners are concerned when contracting for large corporate groups and which may be used as a competitive advantage by our competitors when marketing their hotels against the Resort;

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  we have not received any firm offers from third-parties desiring to acquire the Resort which are of the type to allow us to reliably establish a value for the Resort; and

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  continued threats of terrorism and the impact thereof on the travel and lodging industry.

        As a result of the foregoing, at the present time, we will refrain from either making any adjustments (positive or negative) to any earlier reported range of distributions or proposing a new range. We may, however, be able to do so in future periods in the event that the quality and reliability of all information necessary to make estimates of cash flow and, correspondingly, value become more reliable. In the event that additional valuation information becomes available, it is possible that any difference in the valuation of the Resort, the valuation of our other assets, or the magnitude of our liabilities, would cause the lower end of the Updated 2003 Range to decline below $4.75. You should not assume that the liquidating distributions have not declined, perhaps in material amounts, from the historical projections earlier provided.

        We do not rule out the possibility that we might decide to sell our interest in the Resort prior to the end of the anticipated holding period (i.e., December 31, 2005) in response to any reasonable offer, even if the offered amount is less than $39.24 million if, after consideration of the facts and circumstances at that time, our board determines that the sale would be in the best interest of our stockholders. However, we cannot predict what future events, factors or outcomes might cause our board to cease pursuing the orderly liquidation strategy in favor of an immediate sale. It is also possible that our board might decide to extend the currently contemplated holding period of this asset past 2005 if our board determines that to do so would be in our stockholders' best interest in hope of realizing a better recovery on the asset after 2005. In any case, we face the risk that our efforts to preserve the value of the Resort might be unsuccessful and we might ultimately sell our interest in the Resort for less than our last estimate of its fair value. Accordingly, at some future date, our assessment of the asset's fair value may change, perhaps in a material adverse manner based on facts and circumstances at that time, and the asset may again be written-down.

  We recently took ownership of the Resort pursuant to a global settlement agreement providing for the assumption of certain existing or modified financial obligations of the former borrower. We are now responsible for any negative cash flow of the Resort. If the amount of assumed liabilities and expenditures with respect to the Resort exceed our expectations, our liquidating distributions to common stockholders could be reduced.

        On July 15, 2004, we entered the Settlement Agreement relating to our June 1997 $79.0 million original balance participating loan wherein we were the lender. This loan was secured by a mortgage on the Resort, near Tampa, Florida. As part of the settlement agreement, we assumed certain financial obligations of the borrower, such as refurbishment expenses paid by the condominium owners and assumed a modified termination rights fee and outstanding golf facility management fees payable to Troon. As owner of the Resort, we are responsible for any negative cash flow associated with the ownership and operation of the Resort. As a result of the assumption of these liabilities and our responsibility for any negative cash flow, we face the risk that our ultimate liabilities and expenditures might be greater than expected. In that case, our cash available for distribution and the ultimate amount of our liquidating distributions to the holders of our common stock could be less than our expectations.

        Although we obtained ownership of the Resort following the end of the second quarter of 2004, we still face the difficult task of seeking to revitalize its revenues. As a result of these challenges, our recovery with respect to this asset might be significantly delayed, and the aggregate amount we ultimately receive upon a sale of the Resort might be less than our current estimate of the Resort's fair value. In the event of this result our liquidating distributions to holders of our common stock would be reduced. Our estimate of the Resort's fair value, as recorded on our books for accounting purposes, is based on forward-looking estimates which are subject to change. We can provide no assurance of success as a result of the settlement agreement, or the future success of the Resort.

  Stockholder litigation related to the plan of liquidation could result in substantial costs and distract our management.

        Extraordinary corporate actions, such as our plan of liquidation, often lead to securities class action lawsuits and derivative litigation being filed against companies such as ours. We became involved in this type of litigation in connection with our plan of liquidation (and the transactions associated with it) in a legal action we refer to as the Crossley litigation. During the second quarter of 2003, the Crossley claim was dismissed with prejudice on our motion for summary judgment, which means that the lawsuit was dismissed and the plaintiff will not be allowed to refile the claim, although the plaintiff could appeal the dismissal. We subsequently entered into a non-monetary settlement with the plaintiff whereby the plaintiff agreed not to appeal the dismissal and we agreed not to seek reimbursement of our legal costs from the plaintiff. Even though the Crossley litigation has been dismissed, we face the risk that other claims might be brought against us. Any such litigation would likely be expensive and, even if we ultimately prevail, the process would divert management's attention from implementing the plan of liquidation and otherwise operating our business. If we do not prevail in any such litigation, we might be liable for damages. It is not possible to predict the amount of such potential damages, if any, but they might be significant. Any damage liability would reduce our cash available for distribution and the ultimate amount of our liquidating distributions to holders of our common stock.

  If we are unable to retain at least one of our key executives and sufficient staff members to complete the plan of liquidation in a reasonably expeditious manner, our liquidating distributions might be delayed or reduced.

        Our ability to complete any golf course sales which may become subject to pending contracts (of which we do not have any as of the date of this filing), or letters of intent (of which we do not have any as of the date of this filing), and to locate buyers for our other interests in golf courses and negotiate and complete any such sales depend to a large extent upon the experience and abilities of our two most senior executives, W. Bradley Blair, II, our chief executive officer and president, and Scott D. Peters, our senior vice president and chief financial officer, both of whom are currently serving us on a reduced schedule basis, and their experience and familiarity with our assets, our counter-parties and the market for golf course sales. We believe our liquidation has progressed to the point that the resignation of one (but not both) of our executives would not likely cause significant adverse consequences. However, a loss of the services of both of these individuals could materially harm our ability to complete the plan of liquidation in a reasonably expeditious manner and our prospects of selling our assets at the best potential prices.

        We face the risk that both of our key executives might resign. In particular, our payment in full of our outstanding obligations under our credit facility, which occurred in the second quarter of 2003, was the last remaining milestone under Mr. Blair's amended employment agreement and, therefore, his performance bonus is now due and payable (but unpaid) by us. Accordingly, our executives might conclude that they no longer have meaningful financial incentives to remain employed with us, especially considering the reduction in their annual salaries. Following the disposition of our Sandpiper property in mid-2003 and the corresponding reduction in demands on Mr. Peters' time, the compensation committee of our board of directors determined that management should seek to negotiate a reduced time commitment and a reduced salary arrangement with Mr. Peters and, therefore, we entered into an amended and restated employment agreement with Mr. Peters on

August 29, 2003. Under this amended and restated employment agreement, Mr. Peters is expected to devote a substantially reduced number of hours per calendar quarter to us. Mr. Peters will continue to serve as our senior vice president, secretary and chief financial officer, as well as continuing to serve on our board of directors. Additionally, under this amended and restated agreement, Mr. Peters was not entitled to the balance of his remaining milestone payment until certain golf course sales thresholds were met, as earlier described which have now been achieved. On June 30, 2004, the original expiration date, our agreement with Mr. Peters was extended until March 31, 2005. Additionally, on March 22, 2004, we entered into a letter agreement with Mr. Blair, which, among other things, provides for Mr. Blair to receive a reduced base salary from us as of April 1, 2004, which was a result of an expected future reduction in the amount of time he would be required to devote to us and our business. As a result, effective April 1, 2004, Mr. Blair will receive 75% of his immediately preceding applicable current base salary. In addition, effective January 1, 2005, Mr. Blair will receive a further reduced annual base salary at a level which is 50% of his current base salary as of March 31, 2004.

        The potential resignation of Mr. Blair poses a relatively greater risk at this time in light of Mr. Peters' reduced time commitment to us. If Mr. Blair were to resign, we would likely seek to hire a replacement for Mr. Blair. The cost to us of hiring a replacement would likely depend upon the experience and skills required of such an individual in light of our financial condition, our assets remaining to be liquidated, and the complexity of any issues bearing on us and the liquidation at that time.

        Mr. Peters has accepted a full-time position as the Executive Vice President and Chief Financial Officer at another company. Mr. Peters continues to serve as our company's Chief Financial Officer, Senior Vice President, and Secretary through March 31, 2005 pursuant to the terms of his amended and restated employment agreement. In light of Mr. Peters' time commitment to his new employer, we cannot guarantee that he will accept an expanded role should Mr. Blair leave our employment.

        Our ability to complete the plan of liquidation in a timely manner also depends on our ability to retain our key non-executive employees. Our employees may seek other employment rather than remain with us throughout the process of liquidation, even though they generally would lose their eligibility for severance payments by resigning. If we are unable to retain enough qualified staff to complete our plan of liquidation in a reasonably expeditious manner, liquidating distributions might be delayed or reduced.

  If we are unable to find buyers for the Resort or our other golf courses at our revised estimates of value, our liquidating distributions might be delayed or reduced.

        In addition to the four golf courses at the Resort, we have two other properties (or three eighteen-hole equivalent golf courses), none of which are currently subject to sale agreements or letters of intent. In calculating our projected liquidating distribution, we assumed that we would be able to find buyers for the Resort and our other golf courses at amounts based on our estimates of their fair market values. However, our estimates of the sales prices that we may ultimately be able to obtain may exceed the price we eventually achieve. Our independent financial advisor's March 18, 2003 analysis (upon which our 2003 Updated Range was based in part, and upon which you should not rely at this point) is neither an appraisal nor an opinion. Assumptions underlying our 2003 Updated Range might prove to be incorrect and, therefore, our projections might overstate the ultimate net proceeds we will receive. In particular, we recently received the results of an updated study of the Resort's value from our independent financial advisor which resulted in a $5.0 million write-down in the value of that asset. Based on that write-down, the lower end of the 2003 Updated Range will fall to $2.17, assuming that the other assumptions upon which that 2003 Updated Range was based remain correct. Further, in order to find buyers in a reasonably expeditious manner, we might be required to lower our asking price below our estimate of a golf course's fair value. If we are not able to find buyers for these golf courses in a reasonably expeditious manner or if we have overestimated the sales prices we will ultimately receive, our liquidating payments to the holders of our common stock will be delayed or reduced, perhaps in substantial ways.

        At the present time, we do not have indications from the market as to a potential sales value for the Resort. Therefore, we do not believe we are able to reliably project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the orderly liquidation period. Accordingly, you should not rely on the valuations or ranges earlier provided as representative of our current views on the subject.

  If we are unable to realize the value of a promissory note taken as part of any purchase price, our liquidating distributions might be reduced.

        In some golf course sales, we may agree to receive promissory notes from the buyer as a portion of the purchase price. Promissory notes are often illiquid. If we are not able to sell the promissory note without a great discount, or in the case of a short-term note, if we hold it to maturity and the maker ultimately defaults, our liquidating distributions might be reduced.

  Decreases in golf course values caused by economic recession and/or additional terrorist activity might reduce the amount for which we can sell our assets.

        The value of our interests in golf courses might be reduced, and substantially so, by a number of factors that are beyond our control, including the following:

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  adverse changes in the economy, prolonged recession and/or additional terrorist activity against the United States or our allies, or other war-time activities might increase public pessimism and decrease travel and leisure spending, thereby reducing golf course operators' revenues (particularly destination-resort golf course revenues) and diminishing the resale value of the affected golf courses;

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  increased competition, including, without limitation, increasing numbers of golf courses being offered for sale in our markets or nationwide;

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  continuing excess supply and decreasing demand in the golf course industry; and

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  changes in real estate tax rates and other operating expenses.

        Any reduction in the value of our golf courses would make it more difficult for us to sell our assets for the amounts and within the time-frames that we have estimated. Reductions in the amounts that we receive when we sell our assets could decrease or delay our payment of liquidating distributions to our stockholders, perhaps in substantial ways.

  If our liquidation costs or unpaid liabilities are greater than we expect, our liquidating distributions might be delayed or reduced, potentially in a substantial manner.

        Before making the final liquidating distribution to the holders of our common stock, we will need to pay all of our transaction costs pertaining to the liquidation and all valid claims of our creditors, which we expect will be substantial. Our board may also decide to acquire one or more additional insurance policies covering unknown or contingent claims against us, including, without limitation, additional directors' and officers' liability insurance, for which we would pay an additional premium based upon market prices prevailing at the time of any such purchase. We have estimated such transaction costs in calculating the amount of our projected liquidating distributions. To the extent that we have underestimated costs and expenses in calculating our historical projections, our actual aggregate liquidating distributions will be lower than we have historically projected, and perhaps in substantial amounts. As earlier discussed, we have not updated our projections.

  Our loss of REIT status exposes us to potential income tax liability in the future, which could lower the amount of our liquidating distributions.

        In order to maintain our historical qualification as a REIT, at least 95% of our annual gross income was required to be derived from real property rents, mortgage interest and a few other categories of income specified in the tax code, which importantly do not include income from golf course operations. Although we did not affirmatively intend to revoke our REIT status, business conditions required us to begin operating golf courses in 2000 and the percentage of our gross income supplied by such operations increased in 2001 and surpassed the 5% ceiling in 2002. Consequently, we did not meet the 95% gross income test in 2002. Failure to meet this test caused us to fail to qualify as a REIT for the year 2002, which will prevent us from re-qualifying for at least four years. Accordingly, we were then and are currently subject to federal income tax as a regular corporation.

        However, our operations resulted in a net operating loss for income tax purposes during 2002 and 2003. Therefore, no income tax will be due on our operating income/loss or proceeds from the sale of properties that occurred during 2002 and 2003. As of June 30, 2004, we believe we have sufficient net operating loss carryovers to offset any gains we might recognize through our liquidation. If we were to recognize taxable gains in a year before consideration of net operating loss carryovers, we could be subject to alternative minimum tax. Generally, for tax years ending after December 31, 2002, the use of net operating loss carryovers to reduce alternative minimum taxable income is limited to 90% of alternative minimum taxable income. Therefore, tax at a rate of 20% could be imposed on our alternative minimum taxable income that cannot be reduced by net operating loss carryovers. The resulting tax liabilities would reduce the amount of cash available for liquidating distributions.

  The holder of our Series A preferred stock might exercise its right to appoint two directors to our board of directors, which might result in decisions that prejudice the economic interests of our common stockholders in favor of our preferred stockholders.

        We entered into a voting agreement with the holder of our preferred stock, AEW Targeted Securities Fund, L.P., pursuant to which that holder agreed to vote in favor of our plan of liquidation. The voting agreement provided that if we failed to redeem the Series A preferred stock by May 22, 2003, the holder of the preferred stock would be entitled to require us to redeem the preferred stock. We received such a demand from the holder of our preferred stock on May 23, 2003, however, we do not have enough cash available to redeem the holder of our preferred stock. Our default in making a timely redemption payment gives the holder of our preferred stock the right under the voting agreement to appoint two new directors to our board. Our charter also gives the holder of our preferred stock the right to elect two new directors if and when dividends on the Series A shares are over six quarters in arrears. Currently, dividends on the Series A shares are eleven quarters in arrears. These director election rights are not cumulative, which means that the holder of our preferred stock may elect two, but not four, new directors. The current holder of our preferred stock, AEW Targeted Securities Fund, L.P., has informed us that it does not currently intend to exercise that right. However, it might decide to exercise such right in the future. The appointment of such directors to our board might reduce the efficiency of our board's decision-making or result in decisions that prejudice the economic interests of the holders of our common stock in favor of the holders of our preferred stock.

  Distributing interests in a liquidating trust may cause you to recognize gain prior to the receipt of cash.

        At some point during our liquidation, as expressly permitted by our plan of liquidation, we may elect to contribute our remaining assets and liabilities to a liquidating trust. Our stockholders would receive interests in the liquidating trust and our corporate existence would terminate. The SEC has historically allowed liquidating trusts to stop filing quarterly reports on Form 10-Q and to file unaudited annual financial statements on Form 10-K. Accordingly, if the SEC were to grant similar relief to any successor liquidating trust we may form, we might realize substantial legal and auditing cost savings over the remainder of our liquidation, as well as general and administrative cost savings such as corporate governance costs, certain insurance costs, and printing and reporting costs of a publicly traded company, among others. However, the plan of liquidation prohibits us from contributing our assets to a liquidating trust unless and until our preferred stock has been redeemed in full or until such time as they consent to such a contribution.

        For tax purposes, the creation of the liquidating trust should be treated as a distribution of our remaining assets to our stockholders, followed by a contribution of the same assets to the liquidating trust by our stockholders. As a result, we will recognize gain or loss inherent in any such assets, with any gains offset by available net operating loss carry-overs (discussed above). In addition, a stockholder would recognize gain to the extent his share of the cash and the fair market value of any assets received by the liquidating trust was greater than the stockholder's basis in his stock, notwithstanding that the stockholder would not contemporaneously receive a distribution of cash or any other assets with which to satisfy the resulting tax liability.

        In addition, it is possible that the fair market value of the Resort and the other assets received by the liquidating trust, as estimated for purposes of determining the extent of the stockholder's gain at the time interests in the liquidating trust are distributed to the stockholders, will exceed the cash or fair market value of property ultimately received by the liquidating trust upon its sale of the assets, in which case the stockholder may not receive a distribution of cash or other assets with which to satisfy any tax liability resulting from the contribution of the assets to the liquidating trust. In this case, the stockholder would recognize a loss in a taxable year subsequent to the taxable year in which the gain was recognized, which loss might be limited under the tax code.

        If we do not distribute our assets to a liquidating trust and, instead, continue to operate as a regular corporation until all of our assets are sold, we would recognize gains or losses upon the sale of assets for federal income tax purposes. Since we are no longer a REIT, we could be subject to income tax on any recognized gains. However, as of December 31, 2002, we believe we have sufficient net operating loss carryovers to offset any recognized gains. If we were to recognize taxable gains in a year before consideration of net operating loss carryovers, we could be subject to alternative minimum tax. Generally, for tax years ending after December 31, 2002, the use of net operating loss carryovers to reduce alternative minimum taxable income is limited to 90% of alternative minimum taxable income. Therefore, tax at a rate of 20% could be imposed on our alternative minimum taxable income that cannot be reduced by net operating loss carryovers. If a liquidating trust is formed, our net operating loss carryovers will not be available to reduce any gains recognized within the trust. However, the trust will have a tax basis equal to the fair market value of its assets at the date the liquidating trust is formed. Any gain recognized by the trust would thus be the result of either appreciation in the value of the assets during the time that they are owned by the trust, or an initial underestimation of the fair market value of the assets at the time the trust is formed.

  If we are not able to sell our remaining golf courses in a timely manner, we may experience severe liquidity problems, not be able to meet the demands of our creditors and, ultimately become subject to bankruptcy proceedings.

        In the event that we are unable to sell our remaining assets as planned, we may be unable to pay our obligations as they become due. In addition, our ability to pay our obligations as they become due is based on the assumption that our chief executive officer will not require payment of outstanding performance milestone payments owed by us to him as of September 30, 2004 before we are able to realize net cash proceeds from asset sales sufficient to discharge those obligations. As of September 30, 2004, we owed our two most senior executive officers a total of approximately $1,250,427 plus interest in milestone payments and accrued interest on such milestone payments, and we owed third-party creditors approximately $1,200,000.

        Further, given the Resort's only source of cash is from any profitable operations of the Resort, and that the operational cash flow capacity of the Resort will likely not permit the Resort to establish self-sufficiency in the near term, we may be required to provide further capital to the Resort.

        In the event we are not able to sell our remaining assets within a reasonable period of time and for reasonable amounts, or if our expenses exceed our estimates, we may experience severe liquidity problems and not be able to meet our financial obligations of our creditors in a timely manner. If we cannot meet our obligations to our creditors in a timely manner we could ultimately become subject to bankruptcy proceedings.

  Our stock may be delisted from American Stock Exchange, which would make it more difficult for investors to sell their shares.

        Currently, our common stock trades on the American Stock Exchange, or Amex. We cannot assure you that we will be able to maintain our listing on Amex or any other established trading market. Among other things, Amex has considerable discretion with respect to listing standards, which include qualitative and quantitative criteria, some of which are beyond our control.

        As disclosed on our Current Report on Form 8-K filed on October 4, 2004, on September 28, 2004 we notified the Amex that we were not in compliance with Section 1003(d) of the Amex Company Guide due to our inability to timely file financial statements and pro forma financial information relating to the transactions described in our Form 8-K filed on July 29, 2004, or the July Form 8-K. Following our initial communication with Amex, we submitted to Amex a plan of compliance and supporting documentation, or Compliance Plan, which provided that the July Form 8-K would be amended by November 15, 2004.

        Following our notification to Amex of our noncompliance with Section 1003(d) of the Amex Company Guide and Amex's receipt and review of the Compliance Plan, Amex sent a letter to us on September 30, 2004 formally notifying us that we were not in compliance with Section 1003(d) of the Amex Company Guide. The September 30, 2004 letter from Amex further stated that Amex had determined that, in accordance with Section 1009 of the Amex Company Guide, the Compliance Plan made a reasonable demonstration of our ability to regain compliance with the continued listing standards by the end of the Compliance Plan period. Our listing on Amex was continued pursuant to an extension, subject to certain conditions, including, among others, ongoing communication with Amex and periodic review of our compliance with the Compliance Plan by Amex. The letter from Amex further stated that by November 15, 2004, we would need to be in compliance with Amex's continued listing standards by amending the July Form 8-K to include the financial statements and pro forma information respecting the Resort. Additionally, the letter from Amex noted that failure to regain compliance by November 15, 2004 would likely result in Amex initiating delisting proceedings pursuant to Section 1009 of the Amex Company Guide. Further, Amex stated that notwithstanding the terms of its letter, Amex may initiate delisting proceedings as appropriate in the public interest, and that Amex might initiate delisting proceedings in the event that we did show progress consistent with the Compliance Plan. On November 15, 2004, Amex's deadline for compliance, we filed by amendment to our July Form 8-K the required financial information. On November 16, 2004, we requested from the SEC a five day extension of the deadline for filing this Quarterly Report on Form 10-Q. In the event that the SEC or the Amex determine that we are not entitled to rely on the hardship exemption that provides for this extension, the Amex could initiate delisting procedures and we might face penalties from the SEC.

        We cannot assure you that we will be able to maintain our listing on Amex. Delisting would harm our business and the value of your investment. If our common stock were to be delisted from Amex, it could severely limit the market liquidity of the common stock and your ability to sell our securities in the secondary market.

  As a result of our inability to timely file by amendment to our July Form 8-K certain financial information, we are no longer eligible to use Form S-3 to register sales of our securities, restricting our ability to raise additional financing.

        As a result of our inability to timely file by amendment to our July Form 8-K required financial statements and pro forma information relating to the transactions described in that report, we are no longer current in our reporting requirements under the Exchange Act of 1934, as amended. Since we are not current in these reporting obligations, we are not eligible to use a Form S-3 registration statement for a period of a year. As a result of our ineligibility to use this type of registration statement, it will be more difficult to raise additional capital should we determine that it is necessary or desirable to do so.

  The Resort's performance may not provide adequate resources to fund the refurbishment reimbursement to the rental pool participants.

        Pursuant to the former borrower's arrangement with many of the persons who own condominium units at the Resort, the condominiums owned by these participating persons are placed in a securitized pool and rented as hotel rooms to guests of the Resort. This group of condominiums is known as the "rental pool". In addition to the current rental pool agreement dated January 1, 2002, the former owner of the Resort agreed with the condominium owners association that the former owner of the Resort would reimburse 50% of the refurbishment costs plus accrued interest (at 5% per annum) thereon invested in the condominium units by the condominium owners. This amount will be reimbursed to participating condominium owners (or transferees of their condominium unit) over the five-year period beginning in 2005. The reimbursement is contingent on the units remaining in the rental pool from the time of the refurbishment of their unit throughout the reimbursement period (2005 to 2009). If the unit does not remain in the pool during the reimbursement period of 2005 through 2009, the owner or successor owner forfeits any unpaid installments at the time the unit is removed from the pool.

        Accordingly, maintaining condominium owner participation in the rental pool is critical to the continued economic success of the Resort. We assumed the responsibilities of the current Resort owner regarding the administration of the condominium unit rental pool when we took ownership of the Resort pursuant to the Settlement Agreement which provided for the assumption of certain existing or modified financial obligations of the former borrower. Also as part of the Settlement Agreement, we assumed the borrower's obligation for refurbishment expenses paid by the condominium owners.

        As owner of the Resort, we will be responsible for any negative cash flow associated with the ownership and operation of the Resort. As a result of the assumption of these liabilities and our responsibility for any negative cash flow, we face the risk that our ultimate liabilities and expenditures might be greater than we expected. In that case, we may not have sufficient cash available for the payment of the refurbishment expenses relating to the rental pool units.

  Class Action Litigation Involving the Former Borrower Could Adversely Affect the Resort.

        Approximately fifty condominium owners initiated legal action against the former borrower regarding various aspects of the prior rental pool arrangement (see Part II, Item 1 "Legal Proceedings" for further discussion). At the present time, we are not a party to the lawsuit, nor are our affiliates. It is our understanding, however, that the condominium owners/plaintiffs allege breaches of contract, including breaches in connection with the prior rental pool arrangement. The plaintiffs are seeking unspecified damages and declaratory judgment stating that the plaintiffs are entitled to participate in the rental pool and requiring that golf course access be limited to persons who are either members, their accompanied guests, or guests of the Resort.

        While we are not a party to the class action lawsuit at the present time, we believe that the litigation between the former borrower and approximately fifty of the condominium owners at the Resort continues to cloud the future of the Resort and may likely adversely affect its future performance.

  Unusual Weather Patterns Experienced in Florida During 2004 Could Cause Depressed Bookings for the Resort, Resulting in Depressed Bookings and Reduced Proceeds to the Rental Pool Participants.

        We expect that the number of units to be booked at the Resort in 2005 may decline as a result of a series of hurricanes that affected Florida during 2004. In particular, it is possible that groups will choose alternate destinations for travel during the hurricane season, resulting in lower bookings and reduced revenues for the Resort.